FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November, 2004
Commission File Number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

Item		Page
Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2004 Third Quarter Financial Results	3

Signatures		11

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2004 Third Quarter Financial Results

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2004 THIRD QUARTER FINANCIAL RESULTS

Company continues to move along a path of profitability,
Pay TV and Broadcast Divisions outperform last year

Buenos Aires, November 17, 2004 – Claxson Interactive Group Inc. (XSON.OB; “Claxson” or the “Company”), today announced financial results for the three and nine-month periods ended September 30, 2004.

Financial Highlights

Third Quarter 2004

Net revenue for the third quarter of 2004 was $24.4 million, a 16% increase from net revenue of $21.1 million for the third quarter of 2003. Operating expense for the three months ended September 30, 2004 was $22.0 million, a 22% increase from the $18.1 million for the third quarter of 2003. Operating income was $2.3 million for the three-month period ended September 30, 2004 compared to $3.0 million for the three-month period ended September 30, 2003. Foreign currency exchange gain for the three-month period ended September 30, 2004 was $0.1 million compared to a foreign exchange loss of $1.5 million for the three-month period ended September 30, 2003. Net income for the three months ended September 30, 2004 was $1.9 million ($0.10 per common and diluted share), compared to a $0.5 million loss ($0.03 per common and diluted share) for the same period in 2003.

During the third quarter of 2004, the average exchange rate of the Argentine and Chilean currencies compared to the U.S. dollar depreciated 4% and appreciated 9%, respectively, versus the same period in 2003.

First Nine Months of 2004

Net revenue for the nine-month period ended September 30, 2004 was $67.7 million, a 14% increase compared to $59.3 million for the same period in 2003. Operating expense for the nine-month period ended September 30, 2004 was $61.3 million compared to $57.5 million in the same period of 2003. Operating income was $6.4 million for the nine-month period ended September 30, 2004 compared to $1.8 million for the same period in 2003. Foreign currency exchange loss for the nine-month period ended September 30, 2004 was $0.7 million, a $9.2 million difference with the $8.5 million foreign currency exchange gain for the same period of 2003. Consequently, net income for the nine-month period ended September 30, 2004 was $4.4 million ($0.23 per common share and $0.22 per diluted share), versus $7.2 million ($0.39 per common and diluted share) for the same period in 2003.

During the nine-month period ended September 30, 2004, the average exchange rate of the Chilean currency compared to the U.S. dollar appreciated 13%, while the Argentine currency remained unchanged versus the same period in 2003.

CLAXSON
UNAUDITED CONSOLIDATED STATEM ENTS OF OPERATIONS INFORM ATION — BY SEGM ENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Three Months Ended September 30,
2004
Pay TV	$12,773	$9,852	$797	$10,649	$2,124
Broadcast	11,584	9,339	662	10,001	1,583
Internet & Broadband	19	265	—	265	(246)
Corporate	—	1,117	—	1,117	(1,117)

Total	$24,376	$20,573	$1,459	$22,032	$2,344
2003
Pay TV	$12,393	$8,706	$710	$9,416	$2,977
Broadcast	8,625	6,330	730	7,060	1,565
Internet & Broadband	85	574	—	574	(489)
Corporate	—	1,090	—	1,090	(1,090)

Total	$21,103	$16,700	$1,440	$18,140	$2,963

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Nine Months Ended September 30,
2004
Pay TV	$36,462	$28,791	$2,433	$31,224	$5,238
Broadcast	31,122	24,172	2,036	26,208	4,914
Internet & Broadband	76	805	7	812	(736)
Corporate	—	3,021	—	3,021	(3,021)

Total	$67,660	$56,789	$4,476	$61,265	$6,395
2003
Pay TV	$36,252	$29,315	$2,448	$31,763	$4,489
Broadcast	22,901	18,101	2,066	20,167	2,734
Internet & Broadband	169	1,997	7	2,004	(1,835)
Corporate	—	3,597	—	3,597	(3,597)

Total	$59,322	$53,010	$4,521	$57,531	$1,791

“We are very pleased with the overall results for the third quarter and first nine months of 2004. Our net revenues improved significantly compared to last year and, in spite of higher operating expenses, we delivered a larger quarterly net profit,” said Roberto Vivo, Chairman and CEO. “We’re especially pleased with the performance of the broadcasting and pay TV units, as they continue to outperform last years’ results on a year-to-date basis.”

PAY TV

Net revenue for the third quarter of 2004 was $12.8 million, a 3% increase from net revenue of $12.4 million for the third quarter of 2003. The increase in net revenue is principally attributable to an increase in subscriber-based fees and advertising sales due to an improvement of the advertising market throughout the region. Net revenue for the nine-month period ended September 30, 2004 was $36.5 million compared to $36.3 million for the same period of 2003. The increase is explained by increased advertising and subscriber-based fee revenues, offset by a decrease of $1.4 million in production and other services as a result of the cancellation of services provided to the Locomotion Channel and other third parties.

Operating expense (before depreciation and amortization) for the third quarter of 2004 was $9.9 million compared to $8.7 million for the same period in 2003. The increase is principally attributable to higher programming expenditures as a result of increased original productions. Operating expense (before depreciation and amortization) for the nine-month period ended September 30, 2004 was $28.8 million compared to $29.3 million for the same period of 2003.

Operating income for the third quarter of 2004 was $2.1 million compared to an operating income of $3.0 million for the same period in 2003. Operating income for the nine-month period ended September 30, 2004 was $5.2 million compared to $4.5 million for the same period of 2003.

As of September 30, 2004, the Company’s owned basic and premium channels reached 41.6 million aggregate subscribers, an 18% growth compared to its subscriber base as of September 30, 2003. Playboy TV, FTV, and Retro were the Company’s channels that reported the strongest growth compared to the same period in 2003.

BROADCAST

Net revenue for the third quarter of 2004 was $11.6 million, a 35% increase from net revenue of $8.6 million for the third quarter of 2003. The increase is primarily attributable to improved ratings of Chilevision that enabled the channel to increase its advertising revenue mainly through better pricing, as well as a 9% appreciation in the Chilean peso as compared to 2003. Net revenue for the nine-month period ended September 30, 2004 was $31.1 million compared to $22.9 million for the same period of 2003. This difference is a result of the increased audience share of Chilevision as well as a 13% appreciation of the Chilean Peso as compared to same period in 2003.

Operating expense (before depreciation and amortization) for the third quarter of 2004 was $9.3 million compared to $6.3 million for the same period in 2003. The increase is due to the appreciation of the Chilean peso, the increase in sales and marketing costs directly related to the increase in revenues, as well as the increase in production costs as a result of a higher number of original production hours incurred by Chilevision to achieve its ratings growth. Operating expense (before depreciation and amortization) for the nine-

month period ended September 30, 2004 was $24.2 million compared to $18.1 million for the same period of 2003. As was the case in the third quarter, this increase is due to the appreciation of the Chilean Peso, the increase in sales and marketing costs and the increase in production expenditures at Chilevision.

Operating income for the third quarter of 2004 was $1.6 million, unchanged from the same period in 2003. Operating income for the nine-month period ended September 30, 2004 was $4.9 million compared to $2.7 million for the same period of 2003.

During the third quarter of 2004, Chilevision reported an average audience share of 14.5%, compared to 13.0% for the same period in 2003. Chilevision’s average audience share for the nine-month period ended September 30, 2004 was 15.1%, compared to 14.2% for the same period in 2003. Ibero American Radio Chile’s average audience share for the nine-month period ended September 30, 2004 was 35.7%, unchanged from the same period in 2003.

In line with the Company’s long term growth plans, Claxson agreed to sell Red de Televisión Chilevision S.A., its Chilean television network. Completion of the sale is conditioned upon, among other things, successful negotiation of an exclusivity agreement with the bidder, payment by the bidder of an exclusivity fee, satisfactory completion of diligence by the proposed buyer, negotiation of a definitive purchase and sale agreement, approval of the Board of Directors of Claxson and receipt of regulatory approval. The Company intends to disclose the name of the purchaser upon execution of an exclusivity agreement.

BROADBAND & INTERNET

Net revenue for the third quarter of 2004 decreased to $19,000 from $85,000 for the third quarter of 2003. Net revenue for the nine-month period ended September 30, 2004 decreased to $76,000 compared to $169,000 for the same period of 2003.

Operating expense (before depreciation and amortization) for the third quarter of 2004 was $0.3 million compared to $0.6 million for the same period in 2003. Operating expense (before depreciation and amortization) for the nine-month period ended September 30, 2004 was $0.8 million compared to $2.0 million for the same period of 2003.

Operating loss for the third quarter of 2004 was $0.2 million compared to a $0.5 million loss for the same period in 2003. Operating loss for the nine-month period ended September 30, 2004 was $0.7 million compared to $1.8 million for the same period of 2003.

During the month of October, 2004, the Broadband & Internet Division entered into a number of new agreements as a result of the Company’s R&D investment and recent sales and marketing efforts related to its advanced broadband content manager, El Sitio Digital Channel (ESDC), including:

•	content agreements with Fox Sports Latin America and with the leading Latin-American women’s channel Utilísima, to offer its content to wall-garden broadband communities in Latin America.

•	an agreement with Brasil Telecom, the second largest broadband company in Latin America and one of the largest telecommunications companies in Brazil, to launch in Brazil the Turbo Video VOD (Video On Demand) service on its ESDC platform. Through this agreement, Brasil Telecom users will have access to the digital content offered in the ESDC digital platform including content from Fox Sports Latin America, Playboy TV Latin America & Iberia, Utilisima and Claxson’s own pay television channels.

•	an agreement with Microsoft to provide broadband content through its ESDC broadband platform to its Windows Media Player 10 (WMP 10), the new Windows Media Player version recently launched worldwide.. Through this agreement, Claxson will become the only provider of video content for Microsoft’s new product in Latin America, offering DVD quality programming from its content partners and its pay television channels, as well as a Reuters news channel.

Statement of Cash Flows and Liquidity

As of September 30, 2004, Claxson had cash and cash equivalents of $7.2 million and $87.4 million in debt, which includes $16.7 million in future interest payments on the Company’s 8.75% Senior Notes due in 2010. For the nine-month period ended September 30, 2004, Claxson operating activities generated cash flows of $3.3 million compared to $12.2 million for the same period of 2003. The difference is primarily due to efforts to reduce accounts payable balances resulting from the Company’s cash management strategy during previous years. Cash generated from operating activities was primarily used for capital expenditures, the repayment of debt and the payment of fees related to the Claxson formation transaction. Net cash used for financing activities was $1.2 million as a result of the issuance of $3.5 million in Convertible Debentures during the third quarter of 2004, the renegotiation of the Chilean syndicated financing, the re-payment of debt and the release of the escrowed amounts. During the nine-month period ended September 30, 2004, Claxson received $0.6 million as the last installment from the sale of its investment in the Locomotion Channel in 2002. For the nine-month period ended September 30, 2004, Claxson had a net use of cash of $0.5 million.

Investment in Digital Latin America

In line with Claxson’s long term affiliate sales growth strategy, especially for its premium brands, on October 29, 2004, funds associated with Hicks Muse Tate & Furst (“Hicks Muse”) purchased 830,259 newly-issued Class A Common Shares of Claxson, increasing the ownership percentage of Hicks Muse to 38% of Claxson. As part of the $4.5 million transaction, Hicks Muse also received a 38% equity ownership interest in DLA Holdings, Inc., a newly formed holding company for Digital Latin America, LLC, which provides programming to cable operators throughout Latin America for their digitals tiers, including an interactive programming guide, digital music and pay-per-view services of Hollywood movies. As part of the transaction, Claxson obtained 48% of the equity interest in DLA Holdings in exchange for investment of funds and an agreement to provide services (including satellite space, playout of its channels and back-office support) for a period of up to three years. The balance of DLA Holdings, Inc. is owned by an affiliate of Motorola.

About Claxson

Claxson (XSON.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Headquartered in Buenos Aires, Argentina, and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2004.

# # #

Contacts:

Press	Investors
Alfredo Richard	Jose Antonio Ituarte
SVP, Communications	Chief Financial Officer
Claxson	Claxson
305-894-3588	011-5411-4339-3700

— Financial Tables Attached —

CLAXSON

UNAUDITED BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	September 30,	December 31,
	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,176	$7,682
Restricted investments	—	213
Accounts receivable, net	25,342	25,270
Other current assets	7,072	7,388

Total current assets	39,590	40,553
RESTRICTED INVESTMENTS	—	750
PROPERTY AND EQUIPMENT, net	16,951	19,107
PROGRAMMING RIGHTS, net	5,669	4,804
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES	1,172	1,061
INVESTMENTS IN EQUITY SECURITIES	83	54
GOODWILL	52,976	53,627
BROADCAST LICENSES	19,740	21,160
OTHER ASSETS	5,202	4,223

TOTAL ASSETS	$141,383	$145,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$26,074	$30,824
Current portion of programming rights obligations	8,982	10,082
Current portion of long-term debt	9,588	11,925

Total current liabilities	44,644	52,831
LONG-TERM LIABILITIES:
Long-term debt, net of current portion	77,794	76,194
Other long-term liabilities	4,287	5,193

Total long-term liabilities	82,081	81,387
MINORITY INTEREST	776	1,128
SHAREHOLDERS’ EQUITY	13,882	9,993

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$141,383	$145,339

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
NET REVENUES:
Subscriber-based fees	$10,261	$10,135	$29,700	$29,267
Advertising	12,971	9,712	34,961	25,624
Production services	783	735	2,111	2,262
Other	361	521	888	2,169

Total net revenues	24,376	21,103	67,660	59,322

OPERATING EXPENSES:
Product, content and technology	11,457	9,231	32,306	26,700
Marketing and sales	4,928	3,409	11,972	10,073
Corporate and administration	4,188	4,060	12,511	13,479
Depreciation and amortization	1,459	1,440	4,476	4,521
Impairment of goodwill	—	—	—	2,758

Total operating expenses	22,032	18,140	61,265	57,531

OPERATING INCOME (LOSS)	2,344	2,963	6,395	1,791
INTEREST EXPENSE	(538)	(456)	(1,537)	(1,710)
OTHER INCOME (EXPENSE), NET	282	(892)	227	(47)
FOREIGN CURRENCY EXCHANGE GAIN (LOSS)	66	(1,474)	(693)	8,458
NET GAIN FROM UNCONSOLIDATED AFFILIATES	114	80	989	185
PROVISION FOR INCOME TAXES	(392)	(680)	(1,044)	(1,514)
MINORITY INTEREST	49	(37)	52	47

NET INCOME	$1,925	$(496)	$4,389	$7,210

NET INCOME PER COMMON SHARE (Basic)	$0.10	$(0.03)	$0.23	$0.39

NET INCOME PER COMMON SHARE (Diluted)	$0.10	$(0.03)	$0.22	$0.39

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Basic)	19,481	18,751	19,461	18,703

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Diluted)	19,860	18,751	19,891	18,703

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,389	$7,210
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of programming rights	3,992	3,166
Share-based compensation	52	36
Depreciation and amortization	4,476	4,521
Accrued and unpaid interest	546	105
Exchange rate (gain) loss	693	(8,458)
Impairment of goodwill	—	2,758
Net loss on disposal of assets	27	208
(Gain) from unconsolidated subsidiaries	(989)	(185)
Minority interest	(52)	(47)
Changes in operating assets and liabilities	(9,874)	2,908

Net cash provided by operating activities	3,260	12,222

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,745)	(1,830)
Payments for acquisition of minority interest	—	(2,416)
Transaction costs paid	(1,438)	(1,869)
Dividends distributions to minority owners of subsidiaries	(380)	—
Investment in unconsolidated subsidiaries	—	(154)
Dividends from unconsolidated subsidiaries	247	62
Proceeds on sale of investment in unconsolidated subsidiaries	625	837

Net cash (used in) provided by investing activities	(2,691)	(5,370)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible debentures	3,500	—
Net repayments of short/long-term debt	(5,695)	(6,571)
Restricted cash released in guaranty of Chilean syndicated loan	907	706
Proceeds from exercised stock options	55	—

Net cash used in financing activities	(1,233)	(5,865)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	158	(548)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(506)	439
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,682	8,072

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,176	$8,511

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.
(Registrant)
Date: November 18, 2004	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer